DynaResource, Inc.
The Urban Towers
222 W. Las Colinas Blvd.;  Suite 744 East Tower
Irving, Texas  75039
(972) 868-9066 / Fax:  (972) 868-9067

MAY 5, 2009

Mr. Roger Schwall
Mr. John Madison
Mr. Michael Karney
Mr. Bob Carroll
Mr. Chris White
U.S. Securities & Exchange Commission

Division of Corporate Finance
100 F Street NE
Washington, DC 20549

RE:	DynaResource, Inc.
Form 10 / A; Amendment No. 3; File No. 0-53237

Dear Mr. Schwall, Mr. Madison, Mr. Karney, Mr. Carroll and Mr. White:

We received your letter dated March 25, 2009 with comments to the filed Form 10, Amendment No. 1, for DynaResource, Inc., File No. 0-53237.   We have restated your comments below and have included our responses to each comment.  And, where applicable, we are including comments in the revised Form 10 / Amendment No. 2

General

1.
We note that your registration statement was automatically effective by operation of law on July 14, 2008; however, you have yet to clear all of our comments. Please bear in mind that you are now a reporting company under the Exchange Act of 1934 and must continue to file all reports required by such Act.

Answer:

The Company is current with all reports required under the Exchange Act of 1934.

2.
We note your Form 10/A includes financial statement5s through September 30, 2008. Please amend your Form 10/A to only include financial statements that are required as of your automatic effective date, specifically audited financial statements for your fiscal year ended 2007 and 2006 and unaudited financials through March 31, 2008.  Please also amend your financial statements and related disclosure on Form 10-Q for the periods ended June 30, 2008 and September 30, 2008 to reflect our comments.

Answer:

The Company has amended its Form 10 (A), Amendment No. 3, to include financial statements required as of the automatic effective date, July 14, 2008.  Additionally, the Form 10-Q’s for June 30, 2008 and September 30, 2008 will be amended to reflect your comments, if necessary.

Description of Business, page 2

3.
We note your responses to our prior comments 4 and 5. Your description of business should contain all of the disclosures required under Item 101 of Regulation S-K. In that regard, we note that you have omitted much of the history of share issuances. Further, we note that the history of the Company does not follow a chronological pattern and therefore makes it difficult to follow. Please substantially revise your description of business to provide all of the disclosure required under Item 101 and in a format that explains both the history of the Company and the current state of the Company.

Answer:

The Company has substantially revised its description of business in the Form 10 (A), Amendment No. 3,  to provide disclosure required under Item 101, and in a format that explains the history and current state of the Company.

Risk Factors, page 9

4.
Please include any disclosure that would be required under Item 101 of Regulation S-K in your description of business section. This section should highlight risks and not be the location of initial Item 101 disclosure.

Answer:

We believe we have revised the risk factors in the Form 10 (A) Amendment No. 3, according to your request.

5.
We note your response to our prior comment 10 and note that you use a variety of heading formats for each of your risk factors. Please revise your headings so that each heading includes the actual risk that will be described in the following paragraph. We note that some of your headings, such as your heading, “The Management of the Exploration Activity at SJG is shared with Goldgroup, as described in the Earn In / Option Agreement. There exists a potential for conflicts over the plan of exploration and execution” are in the proper format, while others, such as your heading, “Competitive Business Conditions” do not include the actual risk associated with such conditions.

Answer:

The Company has revised its headings in the Form 10 (A), Amendment No. 3, “Risk Factors”, in accordance with your request, so that the actual risk is stated and included prior to the risk being described in the following paragraph.

6.
Please group your risk factors into categories.  For example all risk factors dealing with your properties and your industry should be grouped together, while all risk factors dealing with the structure of the Company should follow each other.

Answer:

The Company has reorganized and grouped the risk factors into categories, in its Form 10 (A), Amendment No. 3.

7.
Please clarify and reconcile the risk factor on page 13 titled, “The Company operates in an industry where there are significant environmental and regulatory requirements” with the risk factor on page 9 titled “Government Regulations”.  Further, please explain the need for both risk factors.

Answer:

The risk factors you identify have been consolidated in to one risk factor, in the Company’s Form 10 (A), Amendment No. 3.

Security Ownership of Certain Beneficial Owners and Management, Page 30

8.
We note your response to our prior comment 14. Please note that Item 403 requires disclosure for any class of the registrant’s voting securities. Please include disclosure here regarding your Preferred A Shares.

Answer:

Additional disclosure for the Preferred A Shares is included in the Company’s Form 10 (A), Amendment No. 3.

Executive Compensation, page 33

9.
We note your explanatory footnote for the All other compensation column. Please expand this footnote to explain why Dynacap is providing the Company with funds. Further, if this is the case, please include a discussion of such funding in your Certain Relationships and Related Transactions section. Finally, file any and all agreements relating to such funding as exhibits to your Form 10.

Answer:

In accordance with your request, we have removed the compensation and the footnote since the funds were paid by Dynacap to its officers, and not paid by the Company.   For further explanation, Dynacap does not provide funds for the Company; rather Dynacap has received funds from the company pursuant to a consulting agreement, and subsequently Dynacap has paid amounts to its officers.

Certain Relations and Related Transactions, page 34

10.
We note that under the Consulting Agreement with Dynacap, the Company pays a total base compensation of $10,000 a month, yet for 2007, the Company paid Dynacap $182,738. Provide disclosure regarding the actual amount over the annual base compensation. Further, if this amount is the “bonus” referred to in Section 5.B. or 5.C. of the Consulting Agreement, provide detailed disclosure explaining how such a bonus was determined, especially given the fact that Dynacap and the Company appear to be controlled by the same persons. Further, include a risk factor that states that the Company has a Consulting Agreement with a related party that does not have a capped amount that could be paid out by the Company and that in recent years you have paid out amounts in excess of the total base compensation.

Answer:

In June 2005, The Company formed DynaResource Operaciones SA de CV., a third operating subsidiary company in Mexico, which subsidiary is responsible for the retaining, registering, and managing personnel and consultants necessary for carrying out activities at the San Jose de Gracia Property.  Since June 2005, the Company has paid to Dynacap the base compensation of $ 15,000 Month;  or, the sum of $ 5,000. / Month, per subsidiary.

Further, the Company has included a risk factor in its Form 10 (A), Amendment No. 3, which states that the company maintains a Consulting Agreement with a related party (Dynacap) that does not have a capped amount, and in recent years  the Company has paid out amounts in excess of the total base compensation.

Exhibits, page 24

11.	We note out prior comment 25 and reissue said comment in part. The current exhibit still does not contain an effective date.

Answer:

Exhibit 99.1 has been re-filed, with its effective date.

Consolidated Statement of Operations, Page F-3

12.
We note your presentation of diluted weighted average of outstanding shares and loss per share. It appears your computation includes conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect on earnings per share. Please amend your financial reports on an annual and interim basis to comply with paragraph 13 of SFAS No. 128.

Answer:

The Company has amended their presentation of Earnings (Loss) per Share in accordance with paragraph 13 of SFAS No. 128.    As the Company incurred a loss during the periods presented, basic and fully diluted earnings per share are now the same, as the exercise of stock options would be considered to be anti-dilutive to the loss per common share.

Note 1 - Nature of Activities and Significant Accounting Policies

Earnings (Loss) per Common Share, page F-9

13.
Please expand your footnote to provide all the disclosure required by paragraph 40 of SFAS 128. Specifically, please provide disclosure regarding securities that could potentially dilute Basic EPS and disclose the conversion of securities that have an anti-dilutive effect on earnings per share pursuant to paragraph 40.c of SFAS 128.

Answer:

The Company has expanded the Earnings (Loss) per share footnote as required by paragraph 40 of SFAS 128.  As basic and diluted Earnings (Loss) per share are the same (as discussed in point #12 above), a re-conciliation was not deemed necessary.

Additionally, information has been provided in the footnote regarding securities that could potentially dilute basic EPS in the future, as well as on the conversion of the securities that would have an anti-dilutive effective on EPS.

Interim Financial Statements as of and for the Period Ended September 30, 2008

Consolidated Balance Sheets, page F-21

14.
We note your minority interest balance of ($321,933) as of September 30, 2008. Please tell us if your minority shareholders have a binding obligation to provide additional funding for their share or make good on their losses that exceed their interest in the equity of DynaMexico. If not, please amend your balance sheet to comply with paragraph 15 of ARB No. 51 or tell us why your presentation is appropriate under U.S. GAAP.

Answer:

The Company’s minority shareholders have subsequently contributed additional capital to fund the minority interest losses, and therefore, we believe the current presentation is appropriate. The minority shareholder contributions in 2009 are included in the supplemental schedule attached in answer to comment 15.

Note 5 – Material Agreements, page F-29

15.
We note in August 2008 that an additional 10% of the shares of DynaMexico were transferred to Goldgroup, so that Goldgroup now owns 25% of DynaMexico. Tell us how their 25% ownership is reflected in your minority interest as of September, 30 2008.  Further, tell us how your minority interest was calculated for the fiscal year ended December 31, 2007.  In this respect, please clarify the amount of equity capital of DynaMexico as of December 31, 2007 and as of the end of each quarter in 2008.

Answer:

In 2007, Goldgroup made the final contribution to earn the 15% interest in late December, so none of the loss for 2007 was allocated to Goldgroup (which would have reduced the minority interest).  For better understanding, and as supplemental information; we have attached two schedules: (1) showing the minority interest calculation for 2008, and (2) a schedule showing the capital contributions of Goldgroup for the year 2008, and including capital contributions in 2009.

Please let me know if you have further questions, or if you need any further clarification on the answers provided.  Thank you for your professional attention.

Respectfully,

/s/  K.W.  (“K.D.”) Diepholz
K.W.  (“K.D.”) Diepholz
Chairman / CEO

/s/  Charles E. Smith
Charles E. Smith
CFO

CC.:	Scheef & Stone, LLP.
Mr. Roger Crabb
Ms. Sarah Benes

DynaResource de Mexico, S.A. de C.V.

Minority Interest Calculation
December 31, 2008

						DynaMexico
		Pesos	% used		US$	Equity

Loss for 3 months ended March 31, 2008		10,091,799	15%	1,513,770	142,406	(2,040,024)	as of Mar 31, 2008

Loss for 3 months ended June 30, 2008	22,220,628	12,128,829	15%	1,819,324	177,405	(1,396,136)	as of June 30, 2008

Loss for 3 months ended September 30, 2008	42,026,073	19,805,445	15 days - 15%	484,372	347,104	(2,060,460)	as of Sept 30, 2008
		19,805,445	77 days - 25%	4,144,074

Loss for 3 months ended December 31, 2008	61,704,011	19,677,938	25%	4,919,485	267,820	(4,135,406)	as of Dec 31, 2008

Total for 2008		81,509,456		12,881,025	934,735
	Exchange rate			13.78040
	US$			934,735